Exhibit 12

Avnet, Inc.

Computation of Ratios of Earnings to Fixed Charges

	For the First Quarter Ended	For the Fiscal Years Ended
	September 29, 2012	June 30, 2012	July 2, 2011	July 3, 2010	June 27, 2009	June 28, 2008
	($ in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$108,857	$790,782	$870,966	$585,083	$(1,094,968)	$693,404
Add fixed charges	31,763	124,521	123,982	85,561	103,304	111,125

Total earnings (loss)	$140,620	$915,303	$994,948	$670,644	$(991,664)	$804,529

Fixed charges:
Interest on indebtedness and amortization of debt expense	$24,098	$93,646	$95,081	$64,065	$81,843	$91,400
Interest component of rent expense	7,665	30,875	28,901	21,496	21,461	19,725

Total fixed charges	$31,763	$124,521	$123,982	$85,561	$103,304	$111,125

Ratio of earnings to fixed charges	4.4	7.4	8.0	7.8	*	7.2

*	Earnings were deficient in covering fixed charges by $1.09 billion for the fiscal year ended June 27, 2009.